SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

VRG Launches Second Daily Flight to Frankfurt

Sao Paulo, June 4, 2007 — VRG Linhas Aéreas S.A., the GOL-controlled airline operating the VARIG brand, will begin offering a second daily flight to Frankfurt on June 16, adding seven additional daily flights per week to the German city. The 11 hour and 45 minute flight will depart from Rio de Janeiro’s Tom Jobim International Airport at 12:05 PM (local time) and arrive in Frankfurt at 5:05 AM (local time). The return flight will depart Frankfurt at 6:34 AM (local time) and will arrive in Rio de Janeiro at 2:05 PM (local time).

The Company currently operates one daily flight to Frankfurt, which departs from Rio de Janeiro at 7:15 PM (local time) and makes one stop in São Paulo. The 12 hour flight arrives in Frankfurt at 2:30 PM (local time). The return flight departs Frankfurt at 11:05 PM (local time), arriving at Guarulhos International Airport in São Paulo at 6:00 AM (local time) and at Tom Jobim International Airport in Rio de Janeiro at 7:45 AM (local time).

“In keeping with VRG’s expansion plans, we are re-launching the international routes formally operated by VARIG. Frankfurt is one the largest passenger hubs in Europe, and adding a second daily flight will help meet the demand for additional service to Rio de Janeiro. We are confident that our efforts to improve our service offering and expand flight options will be successful,” says Lincoln Amano, VRG’s Commercial Director.

Please see the destination table below for the new flight departure schedules:

Origin	Destination	Frequency	Departure*	Arrival*
Rio de Janeiro	Frankfurt	Daily	12:05 PM	5:05 AM
Frankfurt	Rio de Janeiro	Daily	6:35 AM	2:05 PM

*Local time

Please see also the destination table for the current flights to Frankfurt:

Origin	Destination	Frequency	Departure*	Arrival*
Rio de Janeiro	Frankfurt	Daily	7:15 PM	2:30 PM
Frankfurt	Rio de Janeiro	Daily	10: 05 PM	7:45 AM
São Paulo	Frankfurt	Daily	9:15 PM	2:30 PM
Frankfurt	São Paulo	Daily	10:05 PM	6:00 AM

*Local time

About GOL Linhas Aéreas Inteligentes

VRG Linhas Aéreas S.A. currently flies to 11 destinations in Brazil: Brasília, Belo Horizonte, Curitiba, Fortaleza, Fernando de Noronha, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador and São Paulo. VRG also serves four international destinations in South America and Europe: Buenos Aires, Argentina; Bogotá, Colombia; Caracas, Venezuela; and Frankfurt, Germany.

For more information on VARIG flight tables and fares, access our site at www.varig.com.br or call: + 54 11 4329 9211 in Argentina (Buenos Aires); + 0810 32182744 in Argentina (Other); + 59 1 333 1105 in Bolivia (Santa Cruz de la Sierra); 4003-7000 in Brazil; + 56 2 707 8007 in Chile; + 57 1 350 7100 in Colombia; + 44 207 660 0341 in England; + 33 1 70 48 00 58 in France; + 49 1803 33 43 53 in Germany; + 39 023 859 1250 in Italy; + 52 (55) 5280 9192 in Mexico; + 34 91 754 7014 in Spain; and 1 800 468 2744 or 1 800 GO VARIG in the USA and Canada.

Smiles customers can access the program’s web site, www.smiles.com.br, or call: + 54 11 4329 9247 in Argentina (Buenos Aires); 0810 999 7007 in Argentina (Other); 4003 7001 in Brazil (Blue and Silver); 4003 7007 in Brazil (Gold and Diamond); + 44 207 660 02 03 in England; + 33 1 70 48 00 50 in France; + 49 69 29993 205 in Germany; + 39 0 23 859 12 11 in Italy; + 35 1 21 424 5153 in Portugal; + 34 91 754 7011 in Spain; + 41 22 567 5367 in Switzerland; and + 598 2 901 3799 in Uruguay.

For more information on GOL flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay, 1 888 0042 0090 or 1230 020 9104 in Chile, 0800 52 900 in Peru and 55 11 2125-3200 in other countries.

GOL Linhas Aéreas Inteligentes is one of the most profitable and fastest growing low-cost, low-fare airlines in the industry worldwide. GOL provides frequent service on routes connecting all of Brazil’s major cities as well as primary destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay through its more than 630 daily flights to 58 major airports. GOL offers daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. GOL operates a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable service, which stimulates GOL’s brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6967
E-mail: ri@golnaweb.com.br	E-mail:
Site: www.voegol.com.br/ir	comunicacaocorporativa@golnaweb.com.br

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; D. Barbará and E.	Edelman; G. Juncadella and M. Smith
Oliveira	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0349 / 0341	E-mail:gabriela.juncadella@edelman.com
E-mail: daniela.barbara@mvl.com.br;	meaghan.smith@edelman.com
eduardo.oliveira@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.